UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Petros Plan 3

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Rio de Janeiro, June 15, 2021 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on January 27, 2021, informs that the validation stage of the enrollment of Petros Plan 3 (PP-3) was concluded, totaling 2,176 approved requests.

The technical and administrative feasibility studies of the new plan were completed and the Petros’ Executive Board certified its feasibility in a meeting held on this date, allowing its implementation.

The new plan is expected to start operating in August 2021. PP-3 starts as one of the 10th largest defined contribution pension plan in Brazil, in terms of assets.

The plan was an exclusive option for voluntary and punctual migration of participants and assisted parties from the Renegotiated and Non-Renegotiated Petrobras System’s Petros plans (PPSP-R and PPSP-NR), both post-70.

The option for migration to PP-3 is irreversible and irrevocable and terminates any and all ties to the original plan. Although the option for PP-3 implies the waiver of all rights in the plan of origin, until the migration is effective, the participant will have to fulfill all obligations in the PPSP-R or in the PPSP-NR and also continues with all original rights safeguarded until the start of operations of the new plan.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer